U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, WI 53202

June 1, 2018

FILED VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re: TRUST FOR PROFESSIONAL MANAGERS (the “Trust”)
Request for Withdrawal of Amendments to a Registration Statement
File Nos.: 333-62298, 811-10401

To Whom It May Concern:

Pursuant to Rule 477(a) of the Securities Act of 1933, as amended (the “1933 Act”), the Trust, on behalf of the Welton Global Trend Fund (the “Fund”), submits this application for withdrawal of the following Post-Effective Amendments to the Trust’s Registration Statement on Form N-1A:

Post-Effective Amendment Number	Date Filed	Submission Type	Accession Number
428	2/14/2014	485APOS	0000894189-14-000788
435	4/29/2014	485BXT	0000894189-14-002074
436	5/20/2014	485BPOS	0000894189-14-002585

Post-Effective Amendment No. 428 was filed for the purpose of registering the Fund as a new series of the Trust.  The Trust filed Post-Effective Amendment No. 435 for the sole purpose of extending the original effective date of Post-Effective Amendment No. 428.  Post-Effective Amendment No. 436 was filed for the purpose of responding to Staff comments with respect to adding the Fund as a new series of the Trust and to make other permissible changes under Rule 485(b).  No securities were sold in connection with these Post-Effective Amendments.  The Trust is filing this application for withdrawal because the Trust has determined not to continue with the establishment of the Fund as a series of the Trust.

Pursuant to the requirements of Rule 478 of the 1933 Act, this application for withdrawal of the Post-Effective Amendments set forth above has been signed by the President of the Trust this 1st day of June, 2018.

If you have any questions regarding this application for withdrawal, please do not hesitate to contact Adam W. Smith at (414) 765-6115.

Sincerely,

/s/ John P. Buckel

John P. Buckel
President